Exhibit 99.5

PROXY FORM

ANNUAL GENERAL MEETING ARGENX SE

MAY 7, 2024

IMPORTANT NOTICE: for the annual general meeting 2024 argenx uses the e-voting system of ABN AMRO. The company therefore kindly requests all shareholders who wish to vote at the general meeting but cannot/do not wish to attend, to use the proxy/e-voting services of ABN via HTTPS://WWW.ABNAMRO.SECURITIESVOTING.COM/SHAREHOLDER/

The e-voting system replaces this paper proxy, but the paper proxy may be used if so desired.

The undersigned:

Full (first and last) name:

Address:	Postal Code:	Place:

Hereinafter referred to as the "Shareholder",

Acting in his capacity as holder of_______________(number) ordinary shares in the share capital of argenx SE1

Hereby grants proxy to2:

Full (first and last) name: Pieter Spuijbroek, argenx SE Corporate Secretary

Address: Industriepark 7	Postal Code: 9052	Place: Zwijnaarde-Gent

To represent the Shareholder at the 2024 annual general meeting of argenx SE and to speak and vote on behalf of the Shareholder regarding the following agenda items in accordance with the following voting instructions:

1 If you are a Beneficial Owner (as defined in the meeting convocation) and wish to be represented at the Meeting by means of this proxy, you must provide a written confirmation from your intermediary (as defined in the "Wet Giraal Effectenverkeer") showing that you were a Beneficial Owner on the Record Date (as defined in the meeting convocation).

2 If you have no specific preference for a proxy, you do not have to answer this question. In that case the Company will appoint a proxy holder to represent you at the Meeting and who will vote at the Meeting in accordance with your instructions. If you do not give instructions, the proxy will use his own discretion in casting his vote for the proposed resolutions.

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com

no.	voting item	yes	no	abstain
3.	Advisory non-binding vote on the 2023 remuneration report
4.b.	Adoption of the 2023 annual accounts
4.d.	Allocation of losses of the Company in the financial year 2023 to the retained earnings of the Company
4.e.	Proposal to release the members of the board of directors from liability for their respective duties carried out in the financial year 2023
5.	Proposal to adopt new remuneration policy
6.	Proposal to appoint Dr. Brian L. Kotzin as non-executive director (4 years)
7.	Proposal to re-appoint Mr. P.K.M. Verhaeghe as non-executive director (2 years)
8.	Proposal to re-appoint Dr. P.M. Klein as non-executive director (2 years) Authorization of the board of directors to issue shares and grant rights to subscribe for shares in the share capital of the Company up to a maximum of
9.	10% of the outstanding capital at the date of the general meeting for a period of 18 months from the general meeting and to limit or exclude statutory pre- emptive rights
10.	Proposal to partially amend articles of association of argenx SE
11.	Appointment of Deloitte Accountants B.V. as external auditor of the Company for the 2024 financial year
12.	Appointment of Ernst & Young Accountants LLP as external auditor of the Company for the 2025 financial year

The proxy is instructed as indicated on this form. Unless otherwise instructed the proxy may vote as he sees fit, or abstain in relation to any business of the meeting.

Signature3: ________________________________

Name:___________________________________

Date: _______/____________/2024

Please return to: argenx SE, attn. Corporate Secretary, p/a Industriepark Zwijnaarde 7, 9052 Zwijnaarde, Belgium always with a scanned copy to legal@argenx.com

3 In the case of a corporation, this proxy must be given under its common seal or be signed on its behalf by an attorney or officer duly authorised, stating their capacity (e.g. director, secretary).

argenx SE Laarderhoogtweg 25, 1101 EB Amsterdam, the Netherlands
info@argenx.com – www.argenx.com